UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

Harley-Davidson, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

412822108

(CUSIP Number)

H Partners Management, LLC

888 Seventh Ave.

29th Floor

New York, NY 10019

Attn: Rehan Jaffer

(212) 265-4200

ANDREW M. FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2250

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 7, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 412822108

1	NAME OF REPORTING PERSON

H Partners Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		12,300,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

12,300,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,300,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.0%
14	TYPE OF REPORTING PERSON

OO

2

CUSIP No. 412822108

1	NAME OF REPORTING PERSON

Rehan Jaffer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		12,300,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

12,300,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,300,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.0%
14	TYPE OF REPORTING PERSON

IN

3

CUSIP No. 412822108

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common stock, $0.01 par value per share (the “Shares”), of Harley-Davidson, Inc., a Wisconsin corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 3700 West Juneau Avenue, Milwaukee, Wisconsin 53208.

Item 2.	Identity and Background.

(a)                This statement is filed by:

(i)	H Partners Management, LLC, a Delaware limited liability company (“H Partners Management”); and
(ii)	Rehan Jaffer, a United States citizen (“Mr. Jaffer”), as the managing member of H Partners Management.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Note: The Reporting Persons previously filed on Schedule 13G with respect to the securities of the Issuer and are now hereby converting their filing to this Schedule 13D. The initial Schedule 13G was filed with the Securities and Exchange Commission on February 16, 2021 (the “Initial 13G”).

(b)               The principal business address of the Reporting Persons is 888 Seventh Avenue, 29th Floor, New York, New York 10019.

(c)                The principal business of H Partners Management is investing in securities and managing certain affiliated funds. The principal occupation of Mr. Jaffer is serving as the managing member of H Partners Management.

(d)               No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                H Partners Management is organized under the laws of the State of Delaware. Mr. Jaffer is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by certain affiliated funds managed by H Partners Management were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 12,300,000 Shares beneficially owned by H Partners Management is approximately $368,829,841, excluding brokerage commissions.

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CUSIP No. 412822108

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

As one of the largest shareholders of the Issuer, the Reporting Persons have been closely monitoring developments at the Issuer and are supportive of the Issuer’s management and strategic direction. However, the Reporting Persons have concerns regarding certain features of the Issuer’s executive compensation structure, corporate governance practices and Board composition. To address these concerns, the Reporting Persons have recently engaged, and expect to continue to engage, in discussions with the Board regarding suggestions aimed at improvements to align the Issuer with the best interests of shareholders, including the addition of a representative of the Reporting Persons to the Board of Directors.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate. The Reporting Persons have engaged in communication with the Issuer and may continue to engage in communications with the Board of Directors of the Issuer regarding the performance of the Issuer, and may make proposals to the Issuer concerning changes to the capitalization, ownership structure, management, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, engaging in discussions with stockholders and others about any of the foregoing of the Issuer, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

As of December 16, 2021, the Reporting Persons beneficially own an aggregate of 12,300,000 Shares, or approximately 8.0% of the 153,876,904 Shares outstanding as of October 29, 2021, as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 4, 2021.

(a) and (b)

1) H Partners Management beneficially owns 12,300,000 Shares, constituting approximately 8.0% of the Shares outstanding. H Partners Management may be deemed to have sole voting power and sole investment power with respect to all the Shares referred to in the previous sentence.

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CUSIP No. 412822108

2) Mr. Jaffer, as the managing member of H Partners Management, may be deemed to beneficially own 12,300,000 Shares, constituting approximately 8.0% of the Shares outstanding. Mr. Jaffer may be deemed to have sole voting power and sole investment power with respect to all the Shares referred to in the previous sentence.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(c) The transactions in the Shares by the Reporting Persons during the past sixty days are set forth in Schedule A and incorporated herein by reference. All of such transactions were effected in the open market unless otherwise noted therein. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the SEC, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in Schedule A.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On December 16, 2021, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	Joint Filing Agreement, dated December 16, 2021.

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CUSIP No. 412822108

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 16, 2021

H Partners Management, LLC

By:	/s/ Rehan Jaffer
	Name:	Rehan Jaffer
	Title:	Managing Member

/s/ Rehan Jaffer
Rehan Jaffer

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CUSIP No. 412822108

SCHEDULE A

Transactions in the Common Stock During the Past Sixty Days

Date	Nature of Transaction	Amount of Securities Purchased/(Sold)	Average Price ($)
10/18/2021	Purchase of Common Stock	15,000	37.4328
10/19/2021	Purchase of Common Stock	100,000	36.6859
10/20/2021	Purchase of Common Stock	75,000	36.6122
10/21/2021	Purchase of Common Stock	75,000	36.6070
10/22/2021	Purchase of Common Stock	75,000	36.8650
10/25/2021	Purchase of Common Stock	50,000	36.9379
10/26/2021	Purchase of Common Stock	125,000	35.8175
10/27/2021	Purchase of Common Stock	25,000	35.9575
10/29/2021	Purchase of Common Stock	50,000	36.6295
11/09/2021	Purchase of Common Stock	25,000	37.5223
11/10/2021	Purchase of Common Stock	25,000	37.2364
11/11/2021	Purchase of Common Stock	5,000	37.7284
11/26/2021	Purchase of Common Stock	45,000	37.2297
11/30/2021	Purchase of Common Stock	50,000	36.4259